                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549





                                FORM  11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 30, 1998





                 THE BP AMERICA CAPITAL ACCUMULATION PLAN

                            (Full title of the Plan)










                                BP Amoco p.l.c.
                                BRITANNIC HOUSE
                               1 FINSBURY CIRCUS
                            LONDON EC2M 7BA, ENGLAND

             (Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN


                               TABLE OF CONTENTS





                                                                   Page

Report of Independent Auditors                                       1

Financial Statements:

    Statement of Net Assets Available for Plan Benefits as
      of December 30, 1998 and 1997                                  2

    Statement of Changes in Net Assets Available for Plan Benefits
      for the years ended December 30, 1998 and 1997                 3

    Notes to Financial Statements                                    4

Signature                                                           22

Exhibit 23 - Consent of Independent Auditors                        24

                         Report of Independent Auditors


Plan Administrator
The BP America Capital Accumulation Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for plan benefits of The BP America Capital Accumulation Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                   ERNST & YOUNG LLP


June 18, 1999

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

               Statement of Net Assets Available for Plan Benefits
                        as of December 30, 1998 and 1997

                                ($ in thousands)


                                                  December 30,
                                                1998        1997

Value of Interest in Master Trust (Note J)   $1,948,083  $1,842,899

Net Assets Available for Plan Benefits       $1,948,083  $1,842,899



















   The accompanying notes are an integral part of these financial statements.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

         Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 30, 1998 and 1997

                                ($ in thousands)


                                                     Year Ended
                                                    December 30,
                                                1998          1997

Changes in Value of Interest in Master Trust (Note J):
Additions:
Contributions and Loan Activity:
Employer Contributions                       $   18,260   $   17,397
Participant Contributions                        48,330       45,633
Loans to Participants                             5,538        7,114
Loan Reinvestments                                7,862        8,471
Investment Income                               123,786      159,359
Interest Income on Participant Loans              1,208        1,330
Net Realized and Unrealized Gain on Investments  67,995       64,383
Total Additions                                 272,979      303,687

Deductions:
Participant Withdrawals                        (119,628)    (103,698)
Loan Payouts to Participants                     (5,538)      (7,114)
Loan Repayments                                  (7,862)      (8,471)
Total Deductions                               (133,028)    (119,283)

Transfer (To) From Other Plans                  (34,767)      24,388

Increase                                        105,184      208,792

Net Assets Available for Plan Benefits
  at Beginning of Year                        1,842,899    1,634,107

Net Assets Available for Plan Benefits
  at End of Year                             $1,948,083   $1,842,899







   The accompanying notes are an integral part of these financial statements.

                 THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE A - DESCRIPTION OF PLAN

The following description of The BP America Capital Accumulation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General Provisions. BP Amoco p.l.c. was created on December 31, 1998 by the merger of Amoco Corporation and The British Petroleum Company p.l.c. (BP). Following this merger, BP was renamed BP Amoco p.l.c. (BP Amoco). BP America Inc. (the Company) is an indirect wholly owned subsidiary of BP Amoco. The merger did not change the vesting or benefit provisions which were applicable to the participants prior to the merger. The Plan became effective January 1, 1992 as an amendment to The BP America Savings and Investment Plan.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended (ERISA). Plan assets are held in a trust under the terms and provisions of the Savings Plan Master Trust Agreement between the Company and Bankers Trust Company (the Trustee). The Company is the Plan sponsor and an officer of the Company serves as Plan Administrator. Metropolitan Life Insurance Company is the Plan record-keeper. Effective February 1,1999, Fidelity Management Trust Company will become the Plan's trustee and Fidelity Investments Institutional Services Company, Inc. will become the Plan's record-keeper.

Effective August 10, 1998, in accordance with the Agreement for the Purchase and Sale of Lima Oil Refinery between a subsidiary of the Company and Clark Refining and Marketing Inc. (Clark) dated July 1, 1998, the accounts and related liabilities of those participants whose employment transferred to Clark as a result of the sale (excluding certain employees and participants) were spun off from the Plan and transferred to the Clark Retirement Savings Plan (the New
Plan). In conjunction with this spin-off, approximately $35,399,000, representing the value of the accounts of those employees transferred to the buyer group, was transferred during 1998 to the trustee of the New Plan.

Effective December 15, 1997, The BP America Carborundum Capital Accumulation Plan was merged into the Plan. The total assets transferred were $22,539,404. Pursuant to the merger, the obligation of providing benefits to participants was transferred to the Plan. The merger did not change the vesting or benefit provisions which were applicable to the participants prior to the merger.

The Company may amend or terminate the Plan at any time. Upon any termination of the Plan, the participating employees are 100 percent vested in both their own and the Company's matching contributions included in the employees' accounts at the time of termination.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE A - DESCRIPTION OF PLAN (continued)

Eligibility. Generally, an employee of any participating affiliated company who is not eligible to participate in a separate defined contribution Company-sponsored plan, or who is represented by a labor organization that has bargained for and agreed to the provisions of the Plan, is eligible to participate in the Plan. Effective for an employee with an employment commencement date on and after April 1, 1998, an employee shall be eligible to participate in the Plan on the employee's employment commencement date. An employee with an employment commencement date prior to April 1, 1998 became
eligible   to   participate  after  (i)  attaining   age   21,  and  (ii)   the
completion of a twelve-month period, ending on their first anniversary of employment or any subsequent plan year, in which they have completed 1,000 or more hours of service. Fee-for-service workers and independent contractors are ineligible to participate in the Plan.

Contributions. Participants may contribute to the Plan on a before-tax basis or an after-tax basis up to 16% of base pay, subject to legal restrictions. Participants may elect any of the following investment funds: (i) BP ADS Fund,
(ii)   Vanguard   Windsor   Fund,   (iii)  Vanguard  Growth  and  Income   Fund,
(iv) Income Fund, (v) INVESCO Total Return Fund, (vi) Fidelity Blue Chip Growth Fund, (vii) J. P. Morgan Institutional International Equity Fund,
(viii) Vanguard Small- Cap Index Fund, and (ix) Vanguard/Wellesley Income Fund. Participant contributions are remitted semi-monthly to the Trustee and are credited to the participant's account. Participants may change the percentage they contribute and the investment direction of their contributions throughout the year.

The Company contributes quarterly to the Plan an amount equal to each participant's contribution up to 6% of base pay. Company contributions are made in the form of BP Amoco ordinary shares, such shares subsequently being converted to BP Amoco American Depositary Shares (BP ADS shares). There are no restrictions on the participants to maintain the Company matching contribution in BP ADS shares, and they may reinvest the value of the shares at their discretion.

Forfeitures of employer contributions by participants who withdrew from the Plan before vesting amounted to $49,388 in 1998 and $53,812 in 1997. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

Rollover contributions from The BP America Retirement Accumulation Plan (RAP) are accepted by the Plan from participants who retired or terminated on January 1, 1995 or later and have not previously made a distribution election under RAP. Rollover contributions are subject to a one-time administrative fee and may include any lump sum distribution payable under the provisions of RAP.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE A - DESCRIPTION OF PLAN (continued)

Investment Transfers. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year.

Vesting.   For employees electing to participate in the Plan prior to  July  1,
1991, vesting in the Company contributions occurs after the earlier of 4 years of Plan participation or 5 years of continuous employment with the Company. For employees joining the Plan, on or after July 1, 1991, vesting generally occurs after 5 years of continuous employment with the Company. Participants automatically are fully vested at death, at age 65, if declared mentally incompetent, if permanently and totally disabled, upon termination under a Company sponsored involuntary separation plan or as a result of a Company sale or other disposition, and in certain situations in which the company contracts to outsource a particular job function. Employees hired before January 1, 1993, are always completely vested in all earnings pertaining to their account, including those on the Company match. However, employees hired after December 31, 1992, who terminate prior to vesting, forfeit the Company match as well as earnings thereon. The Plan provides for restoration of account balances and matching contribution forfeitures upon reemployment.

Loans. Loans of up to one-half of the vested account balance (but not more than $50,000 reduced by the highest outstanding loan balance of the prior 12 months) may be made from the Plan. Repayment may not exceed 60 months. The interest rate on an individual participant's Plan loan remains fixed over the life of the loan. The interest rate is the prime rate in effect on the 15th of the month immediately preceding the quarter in which the loan was approved, plus 1%. A processing fee of $50 is charged for each new loan.

Withdrawals. Active Plan participants may generally receive, for any reason, in-service withdrawals of their after-tax contributions, associated earnings and, if they are vested, all related Company contributions and earnings thereon. Withdrawals of before-tax contributions and the pre-1988 earnings thereon, are generally available only for participants if at least age 59 1/2, if totally and permanently disabled or in the case of approved financial hardship. Withdrawals may be received in cash or in kind, except hardship withdrawals and withdrawals from the J. P. Morgan Institutional International Equity Fund which can only be paid in cash.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE A - DESCRIPTION OF PLAN (concluded)

Retirement  and  Termination  of  Employment.    Upon   termination  of  active
participation by reason of retirement or other termination of employment, distribution of the vested account balance may generally be made at the participant's election in one of the following forms:

     a)  immediate or postponed lump sum
     b)  purchase of an annuity from an insurance company
     c)  installment payments
     d)  partial withdrawals

NOTE B - PLAN AMENDMENTS

During 1997, two new investment funds were made available to Plan participants and two funds were renamed. Additionally, the Plan was amended to clarify the calculation of matching contributions and the restoration of account balances upon reemployment.

During 1998, the Plan amended the eligibility requirements and the description of classes or groups of eligible employees.

NOTE C - ACCOUNTING POLICIES

General. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles
(GAAP).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amount of net assets. Actual results could differ from the estimates and assumptions used.

Investment Valuation. Investments are valued at quoted market prices, if available. Investments in guaranteed investment contracts, owned by the Master Trust, including the Plan's share of such contracts held in the Income Fund, are valued at fair value because the contracts are not fully benefit responsive as there is a severe penalty for early withdrawal. Investments in managed portfolios, collateralized mortgage obligations, and other government obligations held in the Income Fund are carried at market value, adjusted to reflect, if applicable, amounts that would become due or payable under agreements with financial institutions should the underlying securities be sold prior to maturity. Other investments for which no quoted market prices are available are valued at fair value as determined by the Bankers Trust Company based on the advice of its investment consultants. Realized gains or losses on security transactions are determined on the trade date by the difference between proceeds received and average cost of the investment. Premiums and discounts are amortized over the life of the securities.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE C - ACCOUNTING POLICIES (concluded)

Plan Expenses. Administrative expenses are primarily paid by the Company; investment and loan processing fees are paid by affected participants from Plan assets.

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   ($ in thousands)
                                                                  December 30, 1998
Net assets available for plan benefits per the financial statements   $1,948,083
Amounts allocated to withdrawing participants                             (1,059)
Net assets available for plan benefits per the Form 5500              $1,947,024

The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

                                                                       Year ended
                                                                   December 30, 1998
Participant withdrawals per the financial statements                    $119,628
Amounts allocated to withdrawing participants                              1,059
Participant withdrawals per the Form 5500                               $120,687

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date.

NOTE E - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 5, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the Code) and that the Trust is tax exempt under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the Code.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE F - INCOME FUND

The Income Fund (formerly the Fixed Income Fund) invests primarily with managed portfolio companies and insurance companies in contracts where the repayment of principal and payment of interest at a fixed rate for a fixed period of time are backed by the financial strength of such financial institutions. The Plan intends to hold these contracts to maturity. The Income Fund does not purchase on margin or leverage investments, which limits potential losses to the investments themselves. The Income Fund also invests in U.S. Government-backed agency obligations or in contracts backed by such obligations.

The managed portfolio companies invest in mortgage-backed obligations, money market instruments, corporate bonds, assets-backed securities, private placement bonds, fixed income securities, non-convertible preferred stock,
futures  and  options, government  notes  and  bonds,   and  foreign corporate
and government bonds. The investment contracts contain investment-type concentration guidelines and quality guidelines based on the market value of the portfolio.

The Plan's relative interest in the contracts with managed portfolio companies
and insurance  companies  represents  the  maximum   potential   credit   losses
from concentrations of credit risk associated with its investment in the Income Fund.

In order to assure the realization of the carrying amount of collateralized mortgage obligations, should the securities be sold prior to maturity, the Income Fund enters into agreements with financial institutions, under the terms of which, in certain situations, upon the sale of the securities, the Income Fund would receive the carrying amount of the securities with any difference between such carrying amount and the sales proceeds charged or credited to the account of the financial institution. At December 30, 1998 and 1997, the Plan's relative interest in amounts that would be received by the Income Fund from such financial institutions amounted to $20,160,000 and $62,960,000, respectively.

Certain other employee benefit plans of the Company participate in the Income Fund. Each plan's relative interest in the Income Fund and the related income and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings. The Plan's share of the Income Fund was 94.9% at December 30, 1998 and 93.7% at December 30, 1997.

Participants'  accounts  earn a blended rate, or weighted  average,  of  all  of
the investments  held  in  the  Income  Fund.   Identified  below  are  the
Income  Fund investments as of December 30, 1998 and 1997:

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE F - INCOME FUND (continued)



                                                 Effective Annual    % of  Income Fund
                                                   Interest Rate         Net Assets     Maturity
                                                 (Net of Expenses)      at 12/30/98       Date
Managed Portfolio:
Pacific Investment Management Co.                   7.02                28                 (1)
J P Morgan Investment Management Co.                7.02                18                 (2)
STW                                                 6.42                12                 (1)
Loomis Sayles                                       8.45                20                 (1)
                                                                        78
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                            9.48                 4                6/15/99
Monumental Life Insurance Co.                       6.75                 2               12/15/01
John Hancock Mutual Life Insurance Co.              8.36                 3                6/30/99
New York Life Insurance Co.                         9.48                 2               11/28/99
Prudential Insurance Co.                            9.70                 3               12/15/99
                                                                        14
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1393 C)           6.00                 -                  (3)
Federal Home Loan Mortgage Corp. (1423 C)           6.60                 1                  (3)
Federal Home Loan Mortgage Corp. (1494 PE)          5.70                 1                  (3)
Federal National Mortgage Association (197 A)       6.50                 -                  (3)
                                                                         2
Other Government Obligations:
Federal Home Loan Mortgage Corp.                    7.67                 1                5/24/99
Federal Home Loan Mortgage Corp.                    7.69                 1                6/16/99
Federal National Mortgage Association               8.06                 1                6/21/99
Federal National Mortgage Association               7.39                 -                5/22/01
                                                                         3
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                           3

                                                                       100

 <F1>
 (1)  Requires 30 day notice to terminate.
  <F2>
 (2)  Requires 60 day notice to terminate.
  <F3>
 (3)  Sold in January, 1999.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE F - INCOME FUND (concluded)



                                                 Effective Annual   % of  Income Fund
                                                   Interest Rate        Net Assets      Maturity
                                                 (Net of Expenses)      at 12/30/97       Date
Managed Portfolio:
Pacific Investment Management Co.                   7.64                16                  (1)
J P Morgan Investment Management Co.                7.94                17                  (2)
STW                                                 6.30                10                  (1)
Loomis Sayles                                       8.16                15                  (1)
                                                                        58
Guaranteed Investment Contracts:
Aetna Life Insurance Co.                            9.48                 8                 6/15/99
Commonwealth Life Insurance Co.                     6.75                 2                12/15/01
John Hancock Mutual Life Insurance Co.              8.36                 2                 6/30/99
Massachusetts Mutual Life Insurance Co.             9.65                 4                 7/14/98
New York Life Insurance Co.                         9.48                 5                11/28/99
Prudential Insurance Co.                            9.70                 6                12/15/99
                                                                        27
Collateralized Mortgage Obligations:
Federal Home Loan Mortgage Corp. (1206 F)           6.05                 1                 9/15/98
Federal Home Loan Mortgage Corp. (1195 DZ)          6.63                 1                10/15/98
Federal Home Loan Mortgage Corp. (1213 G)           5.96                 1                11/15/98
Federal Home Loan Mortgage Corp. (1393 C)           5.39                 1                 6/15/99
Federal Home Loan Mortgage Corp. (1423 C)           6.81                 1                 9/15/99
Federal Home Loan Mortgage Corp. (1494 PE)          5.99                 1                11/15/99
Federal National Mortgage Association (197 A)       7.36                 1                 2/25/02
                                                                         7
Other Government Obligations:
Federal Home Loan Mortgage Corp.                    7.25                 1                  6/8/98
Federal Home Loan Mortgage Corp.                    7.63                 1                 5/24/99
Federal National Mortgage Association               7.62                 1                 6/16/99
Federal National Mortgage Association               8.04                 1                 6/21/99
Federal Home Loan Mortgage Corp.                    7.39                 1                 5/22/01
                                                                         5
Interest Bearing Cash:
B T Pyramid Directed Cash Fund                                           3
                                                                       100

<F1>
(1)  Requires 30 day notice to terminate.
<F2>
(2)   Requires 60 day notice to terminate.

                                         11

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE G - VANGUARD SMALL-CAP INDEX FUND

Effective July 1, 1997, the Vanguard Small-Cap Index Fund (formerly the Vanguard Index Trust/Small Capitalization Stock Fund) became available to participants. The Vanguard Small-Cap Index Fund attempts to provide investment results that parallel the performance of the unmanaged Russell 2000 Small Stock Index, from a portfolio of small capitalization common stocks.

NOTE H - VANGUARD/WELLESLEY INCOME FUND

Effective July 1, 1997, the Vanguard/Wellesley Income Fund became available to participants. The Vanguard/Wellesley Income Fund seeks to provide as much current income as is consistent with reasonable risk with the potential for moderate growth of capital by investing in bonds and dividend-paying common stocks.

NOTE I - VANGUARD GROWTH AND INCOME FUND

Effective July 1, 1997, the Vanguard Quantitative Mutual Fund was renamed the Vanguard Growth and Income Fund.

NOTE J - MASTER TRUST

For the years ended December 30, 1998 and 1997, Bankers Trust Company held all investment assets of the Plan in the Master Trust with the assets of other plans of the Company. The beneficial interest of the Plans in the Master Trust is adjusted monthly to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions during each month. The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

As of December 30, 1998 and 1997, the Plan's percentage interests in the Master Trust were 95.5% and 94.1%, respectively. The net assets of the Master Trust as of December 30, 1998 and 1997, and changes in net assets of the Master Trust for the years then ended, are as follows:

                               THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                     Notes to Financial Statements
                                          December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1998
($ in thousands)

                                                                            Vanguard
                                                                   ------------------------------------
                                                                            Growth & Small-Cap             Total   Blue Chip
                                                          BP ADS   Windsor   Income    Index   Wellesley   Return   Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                       $321,149

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                              $294,951

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                       $213,768

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                   $9,935

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                              $8,816

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                                      $36,178

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                                                 $90,615

     J.P. Morgan Institutional International Equity Fund--
    1,238,244 shares; market value of $11.87 per share

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                            2,487      521       638        34         27     350        396
    Dividends and interest receivable                       2,367      571       430       182         43      83        219
    Contributions receivable                                4,546       50        47                    1       5         16
    Operating payables                                     (2,269)    (429)     (876)      (53)       (66)   (158)      (604)
                                                   TOTAL $328,280 $295,664  $214,007   $10,098     $8,821 $36,458    $90,642

THE BP AMERICA CAPITAL ACCUMULATION PLAN:
  Participating interest                                 $315,327 $282,544  $202,259   $10,029     $8,748 $36,144    $89,782
  Percentage of Master Trust                                96.1%    95.6%     94.5%     99.3%      99.2%   99.1%      99.0%

                                                             13

                                      THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                               Notes to Financial Statements
                                                    December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1998 (concluded)
($ in thousands)


                                                          J.P.                Loan
                                                         Morgan   Income      Fund      Total         Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,538,829 shares
    of American Depositary Shares (BP ADS);
    market value of $90.75 per ADS                                                        $321,149    $218,906

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 18,943,556 shares;
    market value of $15.57 per share                                                       294,951     289,066

    Vanguard Growth & Income Fund -- 6,949,547 shares;
    market  value of $30.76 per share                                                      213,768     158,153

    Vanguard Small-Cap Index Fund -- 468,647 shares;
     market value of $21.20 per share                                                        9,935      10,818

    Vanguard/Wellesley Income Fund -- 398,534 shares;
     market value of $22.12 per share                                                        8,816       8,926

    INVESCO Total Return Fund -- 1,153,630 shares;
    market value of $31.36 per share                                                        36,178      29,592

    Fidelity Blue Chip Growth Fund -- 1,798,273 shares;
    market value of $50.39 per share                                                        90,615      69,883

     J.P. Morgan Institutional International Equity Fund--
    1,238,244 shares; market value of $11.87 per share   $14,698                            14,698      14,142

    Income Fund                                                  $1,024,793              1,024,793   1,024,793

LOANS TO PLAN PARTICIPANTS                                                    $14,322       14,322      14,322

OTHER NET TRUST ASSETS:
    Other assets                                              78         10                  4,541       4,538
    Dividends and interest receivable                          9      7,899                 11,803      11,803
    Contributions receivable                                   2        143                  4,810       4,810
    Operating payables                                       (80)    (5,762)               (10,297)    (10,297)
                                                   TOTAL $14,707 $1,027,083   $14,322   $2,040,082  $1,849,455

THE BP AMERICA CAPITAL ACCUMULATION PLAN:
  Participating interest                                 $14,574   $975,030   $13,646   $1,948,083  $1,764,835
  Percentage of Master Trust                               99.1%      94.9%     95.3%        95.5%       95.4%

                                                     14

                                   THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                          Notes to Financial Statements
                                                December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1998
($ in thousands)


                                                              Vanguard
                                                   ----------------------------------------
                                                             Growth &   Small-Cap              Total   Blue Chip
                                          BP ADS   Windsor    Income      Index    Wellesley   Return    Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions            $18,559      $329       $258         $2         $4       $20       $58
        Participant contributions           4,531     7,677      5,795        521        293     1,650     3,373
        Loans to participants
        Loan reinvestments                    848     1,797      1,060         61         35       265       558
    Investment income                      10,616    26,373     10,813        789        730     1,834     3,198
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments              45,758  (24,925)     29,861    (1,219)       (43)     2,633    17,126
            Total additions                80,312    11,251     47,787        154      1,019     6,402    24,313

DEDUCTIONS:
    Participant withdrawals               (14,821)  (20,666)    (9,767)      (490)      (128)   (1,696)   (2,350)
    Loan payouts to participants           (1,096)   (1,096)      (663)       (28)       (17)     (127)     (260)
    Loan repayments
             Total deductions             (15,917)  (21,762)   (10,430)      (518)      (145)   (1,823)   (2,610)

TRANSFER TO OTHER PLANS                    (2,459)  (15,358)   (10,134)      (201)      (348)     (519)   (2,850)
NET TRANSFER BETWEEN FUNDS                (39,915)  (46,648)    20,410      2,573      4,726      (219)   23,673

INCREASE (DECREASE)                        22,021   (72,517)    47,633      2,008      5,252     3,841    42,526

Net Assets Available for Plan
  Benefits at Beginning of Year           306,259   368,181    166,374      8,090      3,569    32,617    48,116

Net Assets Available for Plan
  Benefits at End of Year                $328,280  $295,664   $214,007    $10,098     $8,821   $36,458   $90,642


                                  THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                         Notes to Financial Statements
                                              December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1998 (concluded)
($ in thousands)

                                                   U.S.
                                           J.P.   Savings              Loan                 (a)
                                          Morgan   Bond     Income     Fund    Total      BPA CAP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions               $11       $1       $702             $19,944    $18,260
        Participant contributions            967        4     26,999              51,810     48,330
        Loans to participants                                         $5,839       5,839      5,538
        Loan reinvestments                   118        1      3,662               8,405      7,862
    Investment income                        433              75,815             130,601    123,786
    Interest income on participant loans                               1,298       1,298      1,208
    Net realized and unrealized gains
      (losses) on investments              1,214       11        797              71,213     67,995
            Total additions                2,743       17    107,975   7,137     289,110    272,979

DEDUCTIONS:
    Participant withdrawals                 (411)      (1)   (76,436)   (877)   (127,643)  (119,628)
    Loan payouts to participants             (42)             (2,510)             (5,839)    (5,538)
    Loan repayments                                                   (8,404)     (8,404)    (7,862)
             Total deductions               (453)      (1)   (78,946) (9,281)   (141,886)  (133,028)

TRANSFER TO OTHER PLANS                     (193)            (32,721)            (64,783)   (34,767)
NET TRANSFER BETWEEN FUNDS                  (773)    (134)    36,307

INCREASE (DECREASE)                        1,324     (118)    32,615  (2,144)     82,441    105,184

Net Assets Available for Plan
  Benefits at Beginning of Year           13,383      118    994,468  16,466   1,957,641  1,842,899

Net Assets Available for Plan
  Benefits at End of Year                $14,707       $0 $1,027,083 $14,322  $2,040,082 $1,948,083

<F1>
(a) The BP America Capital Accumulation Plan participating interest.

                         THE BP AMERICA CAPITAL ACCUMULATION PLAN

                              Notes to Financial Statements
                                  December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1997
($ in thousands)

                                                                           Vanguard
                                                                   ------------------------------------
                                                                           Growth &  Small-Cap            Total   Blue Chip
                                                          BP ADS   Windsor  Income     Index   Wellesley  Return    Growth
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                $298,094

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                              $367,808

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                      $166,156

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                   $8,081

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                             $3,568

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                                      $32,515

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                                                 $47,988

    J.P. Morgan Institutional International Equity Fund--
    1,235,259 shares; market value of $10.77 per share

    U. S. Savings Bond Fund

    Income Fund

LOANS TO PLAN PARTICIPANTS

OTHER NET TRUST ASSETS:
    Other assets                                              824      698      981        148        82      274        394
    Dividends and interest receivable                       3,692      189       89          6         0       82         87
    Contributions receivable                                4,344      106       67          0         1        5          9
    Operating payables                                       (695)    (620)    (919)      (145)      (82)    (259)      (362)
                                                   TOTAL $306,259 $368,181 $166,374     $8,090    $3,569  $32,617    $48,116

THE BP AMERICA CAPITAL ACCUMULATION PLAN:
  Participating interest                                 $293,742 $342,990 $153,981     $8,088    $3,569  $32,351    $47,589
  Percentage of Master Trust                                95.9%    93.1%    92.5%     100.0%    100.0%    99.2%      98.9%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                             17

                                      THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                               Notes to Financial Statements
                                                     December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Net Assets Available for Plan Benefits as of December 30, 1997 (concluded)
($ in thousands)
                                                                  U.S.
                                                           J.P.  Savings            Loan
                                                          Morgan  Bond   Income     Fund     Total       Cost
INVESTMENT IN SECURITIES OF AFFILIATED COMPANY:
    BP Amoco p.l.c. ordinary shares -- 3,740,768 shares
    of American Depositary Shares (BP ADS);
    market value of $79.688 per ADR   (a)                                                    $298,094    $197,144

INVESTMENT IN SECURITIES OF UNAFFILIATED ISSUERS:
    Vanguard Windsor Fund -- 21,661,253 shares;
    market value of $16.98 per share                                                          367,808     327,323

    Vanguard Growth & Income Fund -- 6,344,249 shares;
    market  value of $26.19 per share                                                         166,156     128,619

    Vanguard Small-Cap Index Fund --  340,266 shares;
     market value of $23.75 per share                                                           8,081       8,264

    Vanguard/Wellesley Income Fund -- 163,231 shares;
     market value of $21.86 per share                                                           3,568       3,612

    INVESCO Total Return Fund -- 1,117,725 shares;
    market value of $29.09 per share                                                           32,515      26,496

    Fidelity Blue Chip Growth Fund -- 1,216,112 shares;
    market value of $39.46 per share                                                           47,988      41,026

    J.P. Morgan Institutional International Equity Fund--
    1,235,259 shares; market value of $10.77 per share    $13,304                              13,304      13,930

    U. S. Savings Bond Fund                                         $67                            67          67

    Income Fund                                                         $993,233              993,233     993,233

LOANS TO PLAN PARTICIPANTS                                                         $16,466     16,466      16,466

OTHER NET TRUST ASSETS:
    Other assets                                             152     50      446                4,049       4,049
    Dividends and interest receivable                          5           6,207               10,357      10,357
    Contributions receivable                                   2      1      203                4,738       4,738
    Operating payables                                       (80)         (5,621)              (8,783)     (8,783)
                                                   TOTAL $13,383   $118 $994,468   $16,466 $1,957,641  $1,766,541

THE BP AMERICA CAPITAL ACCUMULATION PLAN:
  Participating interest                                 $13,297     $0 $932,032   $15,260 $1,842,899  $1,661,026
  Percentage of Master Trust                               99.4%   0.0%    93.7%     92.7%      94.1%       94.0%

<F1>
(a)  On December 31, 1998, The British Petroleum Company p.l.c. was renamed BP Amoco p.l.c.

                                                       18

                                  THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                       Notes to Financial Statements
                                             December 30, 1998

NOTE J - MASTER TRUST (continued)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1997
($ in thousands)


                                                              Vanguard
                                                     --------------------------------------
                                                              Growth &  Small-Cap             Total   Blue Chip
                                           BP ADS    Windsor   Income     Index   Wellesley  Return    Growth
ADDITIONS:
    Contributions and loan activity:
        Employer contributions              $17,669     $402      $265                   $1      $20        $40
        Participant contributions             3,552    7,811     5,024       $102        38    1,438      2,737
        Loans to participants
        Loan reinvestments                      770    1,990     1,020         17         4      299        428
    Investment income                         9,306   58,584    20,190        410       266    1,378      2,297
    Interest income on participant loans
    Net realized and unrealized gains
      (losses) on investments                29,957    7,182    22,764         63        49    4,931      7,097
            Total additions                  61,254   75,969    49,263        592       358    8,066     12,599

DEDUCTIONS:
    Participant withdrawals                 (13,012) (14,927)   (6,784)       (21)      (18)    (898)    (1,474)
    Loan payouts to participants             (1,098)  (1,620)     (926)        (1)      (16)    (191)      (240)
    Loan repayments
             Total deductions               (14,110) (16,547)   (7,710)       (22)      (34)  (1,089)    (1,714)

TRANSFER TO OTHER PLANS                      (1,920)  (3,878)   (1,745)                         (215)
NET TRANSFER BETWEEN FUNDS                   33,216   10,085     6,837      7,520     3,245    1,690      5,285

INCREASE (DECREASE)                          78,440   65,629    46,645      8,090     3,569    8,452     16,170

Net Assets Available for Plan
  Benefits at Beginning of Year             227,819  302,552   119,729                        24,165     31,946

Net Assets Available for Plan
  Benefits at End of Year                  $306,259 $368,181  $166,374     $8,090    $3,569  $32,617    $48,116




                                                      19

                                   THE BP AMERICA CAPITAL ACCUMULATION PLAN

                                         Notes to Financial Statements
                                              December 30, 1998

NOTE J - MASTER TRUST (concluded)

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 30, 1997 (concluded)
($ in thousands)

                                                   U.S.
                                            J.P.  Savings              Loan                     (a)
                                           Morgan  Bond    Income      Fund       Total       BPA CAP
ADDITIONS:
    Contributions and loan activity:
        Employer contributions                 $8     $4       $855                 $19,264    $17,397
        Participant contributions             931      5     27,741                  49,379     45,633
        Loans to participants                                          $7,611         7,611      7,114
        Loan reinvestments                    141      1      4,561                   9,231      8,471
    Investment income                         830      1     78,258                 171,520    159,359
    Interest income on participant loans                                1,442         1,442      1,330
    Net realized and unrealized gains
      (losses) on investments                (686)    11     (2,345)                 69,023     64,383
            Total additions                 1,224     22    109,070     9,053       327,470    303,687

DEDUCTIONS:
    Participant withdrawals                  (392)   (59)   (78,659)   (1,469)     (117,713)  (103,698)
    Loan payouts to participants              (82)    (1)    (3,436)                 (7,611)    (7,114)
    Loan repayments                                                    (9,231)       (9,231)    (8,471)
             Total deductions                (474)   (60)   (82,095)  (10,700)     (134,555)  (119,283)

TRANSFER (TO) FROM OTHER PLANS                               (5,700)     (369)      (13,827)    24,388
NET TRANSFER BETWEEN FUNDS                     (7)   (20)   (67,851)

INCREASE (DECREASE)                           743    (58)   (46,576)   (2,016)      179,088    208,792

Net Assets Available for Plan
  Benefits at Beginning of Year            12,640    176  1,041,044    18,482     1,778,553  1,634,107

Net Assets Available for Plan
  Benefits at End of Year                 $13,383   $118   $994,468   $16,466    $1,957,641 $1,842,899

<F1>
(a) The BP America Capital Accumulation Plan participating interest.

                    THE BP AMERICA CAPITAL ACCUMULATION PLAN

                          Notes to Financial Statements
                                December 30, 1998

NOTE K - YEAR 2000 (UNAUDITED)

The Year 2000 issue, which stems from computer programs written using two digits rather than four to define the applicable year, could result in processing faults on the change of the century, producing a wide range of consequences.

The Plan relies on some Company systems for certain aspects of its operation. The Company has conducted a risk-based review of its computer systems and computer-controlled processes to identify those which could be affected and developed an implementation plan to test and remediate the faults. The Company is replacing or repairing the affected systems, in close collaboration with system suppliers. All business-critical work is due to be completed by June, 1999.

The Company and the Plan are also exposed, to an unquantifiable degree, to the failure of third party service providers to deal with their Year 2000 exposures; the Company is taking all practical steps to mitigate the effect.

            THE BP AMERICA CAPITAL ACCUMULATION PLAN


                           Signature








The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.











                                   The BP America Capital Accumulation Plan





Date   June 18, 1999               /s/ Robert F. Shockey
                                   by:  Robert F. Shockey
                                   Manager, Compensation & Benefits

            THE BP AMERICA CAPITAL ACCUMULATION PLAN




                            Exhibits









Exhibit No.                                    Description


    23                                   Consent of Independent Auditors